File Pursuant to Rule 433

Registration No. 333-182469

American International Group, Inc.

$1,000,000,000

2.300% NOTES DUE 2019

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	2.300% Notes Due 2019

Expected Ratings (Moody’s / S&P)*:	Baa1 (Stable) / A- (Stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	July 9, 2014

Settlement Date:	July 16, 2014 (T + 5)

Maturity Date:	July 16, 2019

Principal Amount:	$1,000,000,000

Price to Public:	99.798% of principal amount

Gross Underwriting Discount:	0.350%

Net Proceeds to Issuer Before Expenses:	$994,480,000

Spread to Treasury Benchmark:	T + 67 basis points

Treasury Benchmark:	1.625% due June 30, 2019

Treasury Benchmark Yield:	1.673%

Coupon:	2.300%

Yield to Maturity:	2.343%

Interest Payment Dates:	Semi-annually on January 16 and July 16 of each year, commencing January 16, 2015

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Optional Redemption:	Make-whole redemption at any time prior to June 16, 2019 at a discount rate of Treasury + 10 basis points. Par redemption at any time on or after June 16, 2019.

CUSIP/ISIN:	026874CZ8 / US026874CZ88

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Barclays Capital Inc. HSBC Securities (USA) Inc. RBC Capital Markets, LLC RBS Securities Inc.

Co-Managers:

ANZ Securities, Inc.

Lloyds Securities Inc.

Mizuho Securities USA Inc.

nabSecurities, LLC

Nomura Securities International, Inc.

PNC Capital Markets LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

UniCredit Capital Markets LLC

Junior Co-Managers:

CastleOak Securities, L.P.

Drexel Hamilton, LLC

ING Financial Markets LLC

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Natixis Securities Americas LLC

MFR Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Sandler O’Neill & Partners, L.P.

Muriel Siebert & Co., Inc.

Toussaint Capital Partners, LLC

The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.